  Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-208540

Prospectus Supplement No. 3

(to Prospectus dated December 29, 2015)

GENIUS BRANDS INTERNATIONAL, INC.

7,385,000 SHARES OF COMMON STOCK

This Prospectus Supplement No. 3, dated December 16, 2019 (“Supplement No. 3”), filed by Genius Brands International, Inc. (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated December 29, 2015 (as amended and supplemented from time to time, the “Prospectus”), as part of the Company’s Form S-1 Registration Statement declared effective by the Securities and Exchange Commission on December 29, 2015. This Supplement No. 3 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.  The Prospectus relates to the sale, from time to time, of up to 7,385,000 shares of the Company’s common stock, par value $0.001 per share, by the selling stockholders identified in the Prospectus.

On December 16, 2019, the Company entered into Warrant Exercise Agreements (the “Exercise Agreements”) with certain of the selling stockholders identified in the Prospectus (the “Exercising Holders”), who are also the holders of the Company’s outstanding warrants to purchase up to 7,385,000 shares of common stock of the Company with an exercise price of $3.30 per share issued in November 2015 (the “Original Warrants”), whereby the Exercising Holders and the Company agreed that the Exercising Holders would immediately exercise for cash all of the Original Warrants at a reduced exercise price of $0.21 per share. In consideration for the Exercising Holders exercising their Original Warrants for cash, the Company will issue to each Exercising Holder a new warrant (each, a “New Warrant”) to purchase shares of common stock of the Company equal to the number of shares of common stock of the Company underlying the Original Warrants that shall be exercisable to the extent such Exercising Holder exercises for cash such Exercising Holder's Original Warrants pursuant to the Exercise Agreements. The terms of the New Warrants will be substantially similar to the terms of the Original Warrants, except that the New Warrants will (i) be exercisable six months and one day after issuance and terminate on the date that is five years following the initial exercise date and (ii) have an exercise price equal to $0.3004 per share.

Accordingly, this Supplement No. 3 amends and supplements the Prospectus to reflect a decrease in the exercise price of the Original Warrants held by the Exercising Holders from $3.30 per share of common stock to $0.21 per share of common stock in accordance with the terms of the Exercise Agreements and all references in the Prospectus to the exercise price of $3.30 per share of common stock with respect to the Original Warrants held by the Exercising Holders are hereby amended and restated to reflect an exercise price of $0.21 per share of common stock.

The information in this Supplement No. 3 modifies and supersedes, in part, the information contained in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 3. We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Company’s common stock is traded on The Nasdaq Capital Market under the symbol “GNUS.” On December 13, 2019, the closing sale price of the Company’s common stock was $0.30 per share.

Investing in the Company’s common stock involves risks. Before making any investment in the Company’s securities, you should read and carefully consider risks described in the “Risk Factors” section in the Prospectus and in the Company’s most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 3 is December 16, 2019